FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Investor Relations

ENDESA, Sociedad Anónima
(ENDESA (NYSE:ELE))

REPORT OF THE BOARD OF DIRECTORS OF ENDESA, S.A. REGARDING THE TAKEOVER OFFER MADE BY E.ON ZWÖLFTE VERWALTUNGS GMBH

At its meeting of 21 November 2006, the Board of Directors of ENDESA, S.A. ("Endesa" or the "Company"), in accordance with the provisions of Article 20 of Royal Decree 1197/1991 of 26 July governing takeover offers, approved by unanimous vote of the directors present the following report on the takeover offer (the “Offer") being made by E.ON Zwölfte Verwaltungs GmbH ("E.ON" or the "Offeror") for a price of 25.405 euros per share, which was authorized by the Comisión Nacional del Mercado de Valores [Spanish national securities regulator] on 16 November 2006. This report, in addition to describing the principal features of the Offer, contains the Board’s position on the Offer, as well as certain additional related information. This report does not concern the increased Offer price of a minimum of 35 euros per share that has been announced by the Offeror, which, in accordance with the provisions of Royal Decree 1197/1991, will be properly considered once it has been formalized.

1.	PRINCIPAL FEATURES OF THE OFFER

According to the explanatory Prospectus relating to the Offer authorized by the Comisión Nacional del Mercado de Valores, the following are the principal features of the Offer:

1.1. Offeror

The Offeror is the German company E.ON Zwölfte Verwaltungs GmbH, a wholly-owned subsidiary of the German company E.ON.

1.2. Nature of the Offer

E.ON’s Offer competes with another offer made by Gas Natural SDG, S.A., which the Comisión Nacional del Mercado de Valores authorized on 27 February 2006.

1.3. Securities Covered by the Offer

The Offer covers the 1,058,752,117 shares of Endesa with a par value of 1.2 euros each, representing 100% of its capital stock.

1.4. Consideration

According to the Prospectus authorized by the Comisión Nacional del Mercado de Valores, E.ON offers as consideration for each Endesa share a completely cash price of 25.405 euros.

Nevertheless, the Prospectus refers to the E.ON’s commitment, announced in its disclosure of 26 September 2006 to the Comisión Nacional del Mercado de Valores, to increase the Offer price to at least 35 euros per share, in accordance with the offer increase procedures prescribed by Article 22 of Royal Decree 1197/1991 (in the event that Gas Natural SDG, S.A. withdraws its offer) or by Article 36.2 of the same Royal Decree (in the event that Gas Natural SDG, S.A. does not withdraw and the closed envelope bidding process prescribed for competing offers is undertaken).

The Comisión Nacional del Mercado de Valores has postponed the closed envelope bidding process until Gas Natural SDG, S.A.’s offer, which was suspended by injunctions imposed by the Madrid Mercantile Court Number 3 (Decision of 21 March 2006) and by the Third Circuit of the Supreme Court (Decision of 28 April 2006), has resumed. The Comisión Nacional del Mercado de Valores will promptly disclose the deadline for and requirements for participation in the closed envelope bidding process once Gas Natural SDG, S.A.’s offer resumes.

1.5. Period of Acceptance

The Comisión Nacional del Mercado de Valores has decided to postpone the beginning of the period for acceptance of E.ON’s Offer due to the above-mentioned injunctions against Gas Natural SDG, S.A.’s offer. Either in the event of the withdrawal of Gas Natural SDG, S.A.’s offer or in the presumed case that Gas Natural SDG, S.A.’s offer is eventually resumed, the Comisión Nacional del Mercado de Valores will promptly disclose to the market, through a “significant event” disclosure, the firm date on which the acceptance period of the Offer will begin. Once the Offer’s acceptance period begins, it will run for one month, although this period may be extended by the Comisión Nacional del Mercado de Valores to allow Endesa’s General Shareholders’ Meeting to adopt the bylaws amendments upon which the Offer is conditioned (see Section 1.6 below). Furthermore, the Comisión Nacional del Mercado de Valores may take other measures to ensure that the periods of acceptance for the Offer and for the offer of Gas Natural SDG, S.A. conclude at the same time.

1.6. Conditions of the Offer

The effectiveness of E.ON’s Offer is conditioned upon the acquisition of a minimum of 529,481,934 shares of Endesa, representing 50.01% of its capital stock.

Furthermore, the Offer is conditioned both upon Endesa’s General Shareholders’ Meeting making certain amendments to the Bylaws and upon those amendments being enrolled on the Commercial Registry. Specifically, the Offer is conditioned upon the elimination of all limitations or restrictions on the number of votes that can be exercised by Endesa shareholders (Article 32 of the Bylaws), upon removal of requirements concerning the composition of Board of Directors and the type of Board members, with the corresponding removal of the restriction on the number of terms to which certain types of Board members may be elected (Articles 37 and 38 of the Bylaws), and upon the removal of all qualifications, except for those concerning the absence of legally prohibited conflicts of interest, on the appointment of a member of the Board of Directors or of a Managing Director (Article 42 of the Bylaws), all as more fully described in the Prospectus.

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2.	BOARD OF DIRECTORS’ OPINION OF THE E.ON OFFER

Endesa’s Board of Directors, by a unanimous vote of those present, confirms its preliminary assessment of the Offer, which was circulated on February 21, 2006, in response to the announcement of the Offer. Accordingly, and without prejudicing its position set out below on price, the Board views positively the fact that the Offer is made entirely in cash, unlike the competing offer made by Gas Natural SDG, S.A., improving the consideration proposed pursuant to this other offer. In addition, the Board views as positive the Offeror’s intentions, as explained in the Prospectus, to maintain Endesa’s industrial project, particularly its investment plan and its staff, as well as its goal of furthering the development of the Spanish gas and electricity markets.

Nevertheless, Endesa’s Board of Directors, also by unanimous vote, recommends not accepting the Offer at its current price of 25.405 euros per share, given the Offeror’s irrevocable commitment to raise the Offer price to a minimum of 35 euros per share.

It is made expressly clear that this report of Endesa’s Board of Directors does not address the increased Offer price announced by the Offeror, which will be properly considered in accordance with the provisions of Royal Decree 1197/1991 once it has been formalized by E.ON, either in accordance with the normal offer increase procedure in the event that Gas Natural SDG, S.A. withdraws its offer or, otherwise, in accordance with the closed envelope bidding process prescribed for competing offers.

Endesa’s Board of Directors has received the opinion of its financial advisors: Citigroup Global Markets Limited, Deutsche Bank AG London, J.P. Morgan Plc, Lehman Brothers (Europe) Limited, and Merrill Lynch Capital Markets España, S.A., S.V.

3.	CONDUCT OF THE COMPANY WITH RESPECT TO THE CONDITIONS AFFECTING THE TAKEOVER OFFER PROCESS

The Board of Directors would like to note that, as announced in its disclosure of 16 November 2006 to the Comisión Nacional del Mercado de Valores, Endesa has petitioned the Supreme Court for the modification or, in the alternative, the lifting of the injunction suspending both the Council of Ministers’ 3 February 2006 Ruling and the competing bid made by Gas Natural SDG, S.A. Similarly, Endesa has petitioned the Madrid Mercantile Court Number 3 to lift the injunction against the carrying out of Gas Natural SDG, S.A’s offer.

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Moreover, Endesa’s Board of Directors intends to call, at the appropriate time, a General Shareholders’ Meeting to decide whether to adopt the Bylaws amendments upon which both Gas Natural SDG, S.A. and E.ON have conditioned their respective offers.

4.	EXISTENCE OF AGREEMENTS BETWEEN THE COMPANY AND THE OFFEROR

No agreement whatsoever exists between the Company and the Offeror in connection with the Offer, with the exception of the confidentiality agreement made on 16 January 2006 and described in Section 1.8.1 of the Prospectus.

5.	AGREEMENTS BETWEEN THE OFFEROR AND MEMBERS OF ENDESA’S BOARD OF DIRECTORS

No agreement whatsoever exists in connection with the Offer between the Offeror and any of the members of Endesa’s Board of Directors.

6.	INDIVIDUAL OPINIONS OF THE MEMBERS OF THE ENDESA BOARD OF DIRECTORS

None of the members of Endesa’s Board of Directors who attended or were represented at the Board meeting of 21 November 2006, has expressed an individual opinion of the Offer separate from the Board’s collective opinion, which appears in Section 2 above.

Mr. Juan Ramón Quintás Seoane did not attend the above-mentioned Board meeting due to a potential conflict of interest related to his position as president of the Confederación Española de Cajas de Ahorro [Spanish Confederation of Savings Banks] and, therefore, has not stated his position on the Offer.

7.	INTENTION OF BOARD MEMBERS WHO HOLD ENDESA SHARES TO ACCEPT THE OFFER

None of the members of the Board of Directors who attended or were represented at the Board meeting of 21 November 2006 and who directly or indirectly holds Endesa shares intends to tender his shares in acceptance of the Offer at its current price of 25.405 euros per share.

Caja de Ahorros y Monte de Piedad de Madrid, through Mr. Miguel Blesa de la Parra, has expressed its intention not to accept the Offer at the current offer price of 25.405 euros per share with respect to the Endesa shares it owns, given the Offeror’s commitment to raise the Offer price to a minimum of 35 euros per share, which will be considered at the appropriate time.

Mr. Juan Ramón Quintás Seoane, for the reason mentioned in Section 5 above, did not attend the above-mentioned Board meeting and has not stated his intention with respect to whether he will accept the Offer for the 1,525 Endesa shares that he holds.

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The following table indicates the number of Endesa shares that each member of the Board of Directors holds, directly or indirectly, as well as the percentage of the total share capital that each direct and indirect stake represents:

Members of the Board of Directors	Number of shares	Direct and indirect stake (%)
Mr. Manuel Pizarro Moreno	100,004	0.00944
Mr. Rafael Miranda Robredo	7,585	0.00071
Mr. Alberto Alonso Ureba	----	----
Mr. Miguel Blesa de la Parra	600	0.00005
Mr. José María Fernández Cuevas	----	----
Mr. José Manuel Fernández-Norniella	----	----
Mr. Rafael González-Gallarza Morales	3,300	0.00031
Mr. Juan Ramón Quintas Seoane	1,525	0.00014
Mr. Francisco Javier Ramos Gascón	9,771	0.00092
Mr. Alberto Recarte García-Andrade	21,350	0.00201
Mr. Manuel Ríos Navarro	12,472	0.00117
Mr. Juan Rosell Lastortras	10,005	0.00094
Mr. José Serna Masiá	17,496	0.00165
TOTAL	184,108	0.01734

Madrid, 21 November 2006

Salvador Montejo Velilla
General Secretary and Secretary of the Board of Directors

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: November 21, 2006	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations

The Board of Directors
Endesa, S.A.
C/ Ribera del Loira, 60
28042 Madrid
Spain	21 November 2006

Members of the Board:

You have requested our opinion as to the adequacy, from a financial point of view, of the Offer Consideration (as defined below) proposed to be paid to the holders of the ordinary shares, nominal value €1.20 each (the “Endesa Ordinary Shares”), of Endesa, S.A. (“Endesa” or the “Company”) and to the holders of the American Depositary Shares, evidenced by American Depositary Receipts, each of which represents one Endesa Ordinary Share (the “Endesa ADSs” and collectively with the Endesa Ordinary Shares, the “Endesa Securities”) pursuant to the terms and subject to the conditions of the public takeover bid made by E.ON Zwölfte Verwaltungs GmbH, a wholly owned subsidiary of E.ON A.G. (“EON”), for all of the outstanding Endesa Securities as set forth in the Folleto filed by EON with the Spanish Comisión Nacional del Mercado de Valores (“CNMV”) on November 16, 2006 (the “Offer”). The consideration proposed to be paid to the holders of Endesa Securities pursuant to the Offer consists of €25.405 per Endesa Security in cash (the “Offer Consideration”).

In arriving at our opinion, we reviewed the terms and conditions of the Offer and held discussions with certain senior officers, directors and other representatives and advisors of Endesa concerning the business, operations and prospects of Endesa. We examined certain publicly available business and financial information relating to Endesa as well as certain financial forecasts and other information and data relating to Endesa that were provided to or discussed with us by the management of Endesa. We reviewed the financial terms of the Offer in relation to, among other things: current and historical market prices and trading volumes of Endesa Securities; the historical and projected earnings and other operating data of Endesa; and the capitalization and financial condition of Endesa. We considered, to the extent publicly available, the financial terms of certain other transactions that we considered relevant in evaluating the Offer and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Endesa. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or discussed with us and upon the assurances of Endesa that it is not aware of any relevant information in relation to the Company that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to Endesa provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Endesa that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Endesa as to the future financial performance of Endesa. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Endesa nor have we made any physical inspection of the properties or assets of Endesa. Our opinion does not address the relative merits of the Offer as compared to any alternative business strategies that might exist for Endesa or the effect of any other transaction in which Endesa might engage. Our opinion is necessarily based upon Ç
information available to us, and financial, stock market and other conditions and circumstances existing as of the date hereof.

Citigroup Global Markets Limited Sucursal en España
Inscrita en el Registro Mercantil de Madrid, Tomo 14.348, Libro 0, Folio 1, de la sección 8a, Hoja núm. M-236797, Inscripción 1ª
Nº de Identificación Fiscal N0065646B Authorised and regulated by the Financial Services Authority, United Kindgom

Citigroup Global Markets Limited has acted as financial advisor to Endesa in connection with its consideration of the Offer pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, a portion of which is dependent on the outcome of the Offer and certain other contingencies, and Endesa has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates in the past have provided, and currently provide, services to Endesa and EON unrelated to the Offer, for which services we and such affiliates have received and expect to receive compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Endesa and EON for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Endesa, EON and their respective affiliates. Subject to appropriate procedures, we have provided and may continue to provide financing and financial structuring services to EON in connection with the Offer for which we have received and will receive compensation. Also, subject to appropriate procedures, we may provide similar services to one or more third parties regarding possible alternative transactions with Endesa and may receive additional compensation from such third parties.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Endesa in its evaluation of the Offer, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should accept or reject the Offer or as to how such stockholder should vote or act on any matters relating to the Offer.

Our opinion may not be published or otherwise used or referred to, nor should any public reference to Citigroup Global Markets Limited be made, without our prior written consent; provided, however, that a full, complete and exact duplication of this letter may be included in any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and in any Article 20 Recommendation Statement required to be filed with the CNMV; and, provided further, that references to this opinion may also be included in any document sent to Endesa’s shareholders in connection with the Offer, provided that, if any such reference is not a full, complete and exact duplication of this opinion, then our prior approval of any such reference shall be required, such approval not to be unreasonably denied or withheld.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Offer Consideration is inadequate, from a financial point of view, to the holders of Endesa Securities.

Very truly yours,

CITIGROUP GLOBAL MARKETS LIMITED

Signed by: Manuel Falcó

The Board of Directors	Deutsche Bank AG London
Endesa, S.A.	Winchester House
C/ Ribera del Loira, 60	1 Great Winchester Street
28042 Madrid	London EC2N 2DB
Spain
Telephone: + 44 (0) 20 7545 8000

21 November 2006
Dear Sirs:

Opinion of Deutsche Bank AG London as Financial Advisor to Endesa, S.A.

You have requested our opinion with respect to whether the Consideration (as defined below) proposed to be paid to the holders of the ordinary shares, nominal value of €1.20 each (the "Endesa Ordinary Shares"), of Endesa S.A. ("Endesa" or the “Company”), including holders of American Depositary Shares, each representing one Endesa Ordinary Share (the "Endesa ADSs" and together with the Endesa Ordinary Shares, the “Endesa Shares”), pursuant to the offer made by E.ON Zwölfte Verwaltungs GmbH, a wholly owned subsidiary of E.ON A.G. ("E.ON"), to purchase all of the outstanding Endesa Shares as described in the Folleto (the "Folleto") filed by E.ON with the Spanish Commisión Nacional del Mercado de Valores (the “CNMV”) on November 16, 2006 (the "Offer"), is fair or inadequate, from a financial point of view, to such holders. The consideration proposed to be paid pursuant to the Offer consists of €25.405 in cash for each outstanding Endesa Share (the "Consideration").

In connection with Deutsche Bank's role as financial advisor to Endesa, and in arriving at its opinion, Deutsche Bank has, among other things, reviewed certain publicly available financial and other information concerning Endesa, certain internal analyses and other information relating to Endesa furnished to it by Endesa and the financial aspects of certain selected merger and acquisition transactions that Deutsche Bank has considered comparable to the Offer. Deutsche Bank has also held discussions with members of the senior management of Endesa regarding the business and prospects of Endesa. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for the Endesa Shares, (ii) compared certain financial and stock market information for Endesa with similar information for selected companies in similar sectors whose securities are publicly traded, (iii) reviewed the financial terms of the Offer, and (iv) performed such other studies and analyses and considered such other factors as it deemed appropriate.

Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Endesa, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent valuation or appraisal of any of the assets or liabilities of Endesa. With respect to the financial forecasts and projections made available to Deutsche Bank by Endesa and used in its analyses, Deutsche Bank has assumed that such financial forecasts and projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Endesa as to the future financial performance of Endesa. In rendering its opinion,

Chairman of the Supervisory Board: Rolf.E.Breuer Board of Managing Directors: Josef Ackermann, Clemens Börsig. Tessen von Heydebreck, Hermann-Josef Lamberti.
Deutsche Bank AG is regulated by the FSA for the conduct of designated Investment business in the UK, a member of The London Stock Exchange and is a limited liability company incorporated in the Federal Republic of Germany HRB No.30 000 District Court of Frankfurt am Main; Branch Registration No. in England and Wales BR000005, Registered address; Winchester House, 1 Great Winchester Street London EC2N 2DB

Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of the date of the opinion. Our opinion does not address the effect of any other transaction in which Endesa might engage.

This opinion is addressed to, and for the use and benefit of, the Board of Directors of Endesa and is not a recommendation to any shareholder of Endesa to accept or reject the Offer. This opinion is limited to the inadequacy, or the fairness, from a financial point of view, to Endesa's shareholders of the Consideration.

We have acted as financial advisor to Endesa in connection with its consideration of the Offer. We expect to receive fees for our services in connection with our engagement, a portion of which is dependent on the outcome of the Offer and certain other contingencies, and Endesa has agreed to indemnify us against certain liabilities arising out of our engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group has provided or may continue to provide, from time to time, investment banking, commercial banking (including extension of credit) and other financial services to Endesa and E.ON or their respective affiliates for which it has received compensation. Subject to appropriate procedures, Deutsche Bank is acting as financier and lender to E.ON in relation to the Offer for which Deutsche Bank expects to receive material financing fees and we may provide financing and lending services to one or more third parties in the event of an alternative transaction to the Offer, for which we may also receive fees and other compensation from such third parties.

In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Endesa or E.ON for their own accounts and for the accounts of their customers. Accordingly, members of the DB Group may at any time hold a long or short position in such securities, instruments and obligations. For the purpose of its opinion, Deutsche Bank has considered only information that has been provided to it in its capacity of financial advisor to Endesa.

In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods, commonly used for these types of analyses. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Endesa Board of Directors as to the adequacy, or lack thereof, from a financial point of view, to Endesa's shareholders of the Consideration and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities may actually be sold, which are inherently subject to uncertainty.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is inadequate from a financial point of view to the holders of the Endesa Shares.

This letter may not be reproduced, summarised or referred to in any public document or given to any person without the prior written consent of Deutsche Bank, except that references to, and a complete copy of this letter may be included in any communication to shareholders of the Company, including any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and on the Article 20 Recommendation Statement required to be filed with the CNMV, in each case with respect to the Offer. If this opinion is to be referred to in any document provided to shareholders of the Company and such document does not also include a complete copy of this opinion, any and all such references shall be subject to our prior review and written consent.

Very truly yours,

DEUTSCHE BANK AG LONDON

Joaquin Valencia
Managing Director

PRIVATE AND CONFIDENTIAL

November 21, 2006

The Board of Directors
Endesa, S.A.
Ribera del Loira, 60
28042 Madrid

Ladies and Gentlemen:

You have requested that J.P. Morgan plc (“JPMorgan”) provide an opinion with respect to the adequacy, from a financial point of view, of the Consideration (as defined below) proposed to be paid to the holders of the ordinary shares of Endesa S.A. ("Endesa" or the “Company”), nominal value €1.2 each (the "Endesa Ordinary Shares"), including holders of American Depositary Shares representing Endesa Ordinary Shares (the "Endesa ADSs" and together with the Endesa Ordinary Shares, the “Endesa Shares”) (collectively, the “Endesa Shareholders”), pursuant to the offer made by EON ZWÖLFTE VERWALTUNGS GMBH ("E.On") to purchase all of the outstanding Endesa Shares, upon the terms and subject to the conditions set forth in the offer prospectus (the “Offer Prospectus”) filed by E.On and authorised by the Spanish Comisión Nacional de Mercado de Valores on November 16, 2006 (the "Offer"). The nominal value of the Offer is €25.405 for each Endesa Share after adjustment of dividends paid by Endesa since the date of announcement of the E.On offer. The consideration proposed to be paid pursuant to the Offer will only be in the form of cash (the "Consideration").

Please be advised that while certain provisions of the Offer are summarized above, the terms of the Offer are more fully described in the Offer Prospectus. As a result, the description of the Offer is qualified in its entirety by reference to the more detailed information appearing or incorporated by reference in the Offer Prospectus.

In arriving at our opinion, we have reviewed (i) the Offer and the Offer Prospectus; (ii) the conditions to the Offer imposed by the Spanish Ministry of Industry in its resolution dated 4 of November 2006; (iii) certain publicly available information concerning the business of the Company and of certain other companies engaged in businesses comparable to the Company, and the reported market prices for certain other companies' securities deemed comparable; (iv) publicly available terms of certain offers involving companies comparable to the businesses of the Company and the consideration received for such companies; (v) current and historical market prices of the common stock of the Company; (vi) the audited financial statements of the Company for the fiscal years ended December 31, 2004 and December 31, 2005; and (vii) certain financial projections as well as other financial analyses and forecasts prepared by the Company and its management.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Offer, the past and current business operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry. We have reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

J.P. Morgan plc
10 Aldermanbury, London, EC2V 7RF
Registered in England & Wales No. 248609. Registered Office 125 London Wall, London EC2Y 5AJ. Authorised and regulated by the Financial Services Authority.

In performing such analysis, we have used such valuation methodologies as we have deemed necessary or appropriate for the purposes of this opinion. Our view is based on (i) our consideration of the information the Company has supplied to us to date, and (ii) our understanding of the terms of the Offer presented by E.On as well as of related governmental/regulatory approvals.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or otherwise reviewed by us, including the information in the Offer, and we have relied on it being complete and accurate in all material respects. We have not verified the accuracy or completeness of any such information and we have not conducted any evaluation or appraisal of any assets or liabilities, nor have any such evaluations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We have also assumed that the Offer will have the consequences described in discussions with, and materials furnished to us by, representatives and advisers of the Company. We have also assumed that the Offer will be accounted for under current accounting principles in Spain.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. In the ordinary course of their businesses, affiliates of JPMorgan may actively trade the debt and equity securities of the Company or E.On, for their own accounts, or for the accounts of customers, and accordingly, may at any time hold a long or short position in such securities.

We are expressing no opinion herein as to the price at which any Endesa Shares will trade at any time. Other factors after the date hereof may affect the value of the businesses of the Company, including but not limited to (i) the total or partial disposition of the share capital of the Company by their shareholders within a short period of time, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company, and (v) any necessary actions by or restrictions of any governmental agencies or regulatory authorities. No opinion is expressed whether any alternative transaction might be more beneficial to the Company. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing as of the date hereof.

We have acted as financial advisor to Endesa in connection with the Offer pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, a portion of which is dependent on the outcome of the Offer and certain other contingencies, and Endesa has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

Please be advised that we have had and continue to have significant and on-going financial advisory and other relationships with the Company and, subject to appropriate procedures and consents, we are providing and in the future may provide financing services to one or more third parties regarding competing transactions, for which we may also receive fees and other compensation from such third parties. Please be also advised that we have an investment banking and commercial banking relationship with E.On, and in particular have been appointed to provide financing to E.On in relation to the Offer.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is inadequate from a financial point of view to the Endesa Shareholders.

This letter is provided solely for the benefit of the Board of Directors of the Company in connection with and for the purposes of, their consideration of the Offer, does not constitute a recommendation to any stockholder of the Company as to whether or not such stockholder should tender Endesa Shares pursuant to the Offer or any other matter, and is not on behalf of, and shall not confer rights or remedies upon, any shareholder of the Company or E.On, or any other person other than the Board of Directors of the Company or be used for any other purpose. This opinion may not be disclosed, referred to or communicated by you (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance, except that a copy of this letter may be reproduced in full and included in any communication to the shareholders of the Company, including any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and any Article 20 Recommendation Statement required to be filed with the Spanish Comision Nacional de Mercado de Valores, in each case with respect to the Offer.

This opinion has been provided in English and in Spanish. In the event of a discrepancy between the two versions, the English version shall prevail.

Very truly yours,

J.P. MORGAN PLC

By: /s/ Joaquín Valencia
Name:  Joaquín Valencia
Title: Managing Director

To the Attention of:
Board of Directors
Endesa, S.A.
Ribera del Loira, 60
28042 Madrid
21 November 2006
Members of the Board,

You have requested our opinion with respect to whether the Consideration (as defined below) proposed to be paid to the holders of the ordinary shares, nominal value €1.20 each (the "Endesa Ordinary Shares"), of Endesa S.A. ("Endesa" or the “Company”), and the holders of American Depositary Shares representing Endesa ordinary shares (the "Endesa ADSs" and together with Endesa Ordinary Shares, the “Endesa Shares”), pursuant to the terms and subject to the conditions of the offer (the "Offer") made by  E.ON Zwölfte Verwaltungs GmbH ("E.ON") to purchase all of the outstanding Endesa Shares, as described in the Folleto filed by E.ON and approved by the Comision Nacional de Mercado de Valores on 16 November 2006 (the "Offer Document"), is adequate, from a financial point of view, to such holders. The consideration proposed to be paid pursuant to the Offer consists of €25.4 for each outstanding Endesa Ordinary Share and Endesa ADS (the "Consideration"), although Endesa ADS holders will receive US Dollars based on the spot market rate prevailing upon liquidation of the Offer.

In arriving at our opinion, we have reviewed and analysed: (1) the Offer Document, (2) certain publicly available information concerning the businesses of the Company which we believe to be relevant, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including certain internal financial analyses and forecasts prepared by the Company and its management, (4) a trading history of the Company's share capital from 1 January 2005 to the present day and a comparison of that trading history with those of other companies which we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies which we deemed relevant, (6) the audited financial statements of the Company for the financial year ended 31 December 2005 and the unaudited financial statements of the Company for the period ended 30 September 2006, (7) a comparison of the financial terms of the Offer with the terms of certain other recent transactions or business combinations which we deemed relevant, and (8) the projected earnings and other operating data of Endesa provided to us by its management. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and undertook such other studies, analyses and investigations as we deemed necessary or appropriate for the purposes of this opinion.

Furthermore,we have considered the existence of, but have not analysed the terms or the likelihood of consummation of, a higher offer for the Company by E.ON itself.

LEHMAN BROTHERS EUROPE LIMITED
25 BANK STREET LONDON E14 5LE TELEPHONE +44 (0)20 7102 1000
AUTHORISED AND REGULATED BY THE FINANCIAL SERVICES AUTHORITY.
REGISTERED IN ENGLAND NO 3950078 AT THE ABOVE ADDRESS

We have assumed and relied upon the accuracy and completeness of all financial and other information used by us in arriving at our opinion without independent verification and we have also relied on it not being misleading in any material respect. With respect to the financial forecasts and/or projections of the Company, upon the Company’s advice we have assumed that such forecasts and/or projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made nor obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion is necessarily based upon market, economic and other information available to us and conditions as they exist on, and can be evaluated as of, the date of this letter.

We have acted as financial advisor to Endesa in connection with its consideration of the Offer pursuant to our engagement by the Company. Without prejudice to the terms of the engagement letter which we entered into with the Company on 27 October 2005, we do not have any obligation to update, amend, revise or reaffirm this opinion. We expect to receive fees for our services in connection with our engagement, a portion of which is dependent on the outcome of the Offer and certain other contingencies, and Endesa has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, affiliates of Lehman Brothers may actively trade in the debt and equity securities of the Company and/or E.ON, for their own accounts, or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Also, with the consent of the Company and in accordance with our internal policy regarding conflicts of interest, we have participated as a junior lender in the debt facilities made available to E.ON in relation to the Offer, for which we will receive fees.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is inadequate from a financial point of view to the holders of the Endesa Shares.

This opinion is solely for the use and benefit of the Board of Directors of the Company in connection with and for the purposes of, their consideration of the Offer and shall not be disclosed publicly or made available to any third party, or referred to (whether in whole or in part) without our prior written approval in each instance, except that a complete copy of this opinion may be included in any communication to the shareholders of the Company, including any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and any Article 20 Recommendation Statement required to be filed with the Spanish Comisión Nacional del Mercado de Valores, in each case with respect to the Offer. If this opinion is to be referred to in any document provided to shareholders of the Company, any and all such references must be approved by Lehman Brothers in advance, such approval not to be unreasonably withheld. This opinion is not intended to be and does not constitute a recommendation to any shareholder as to whether to accept or reject the consideration to be paid to such shareholder in connection with the Offer.

Yours faithfully,

LEHMAN BROTHERS EUROPE LIMITED

/s/ Juan Gich
Juan Gich
Managing Director

Board of Directors
Endesa, S.A.
Ribera del Loira 60
Madrid 28042

20 November 2006

Members of the Board of Directors:

You have requested our opinion as to the adequacy, from a financial point of view, of the Consideration (as defined below) proposed to be paid to the holders of the ordinary shares, nominal value €1.20 each (the "Endesa Ordinary Shares"), of Endesa S.A. (the "Endesa" or the "Company"), including holders of American Depositary Shares representing Endesa Ordinary Shares (the "Endesa ADSs" and together with the Endesa Ordinary Shares, the "Endesa Securities"), pursuant to the terms and conditions of the competing offer made by E.ON Zwölfte Verwaltungs GmbH, a wholly owned subsidiary of E.ON A.G. ("E.ON"), to purchase all of the outstanding Endesa Securities, as set forth in the Folleto filed by E.ON with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”) on October 3, 2006 (the "Offer"). The consideration proposed to be paid pursuant to the Offer consists of €25.405 for each outstanding Endesa Security (the "Consideration").

In arriving at the opinion set out below, we have, among other things:

1. Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

2. Reviewed certain information furnished to us by the Company, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company;

3. Conducted discussions with members of management of the Company concerning the matters described in clauses 1 and 2 above;

4. Reviewed the market prices and valuation multiples for the Endesa Securities and compared them with those of certain publicly traded companies that we deemed to be relevant;

5. Considered the announcement made by E.ON on 26 September 2006 and the statement included in the documentation of the Offer authorised by the CNMV on 16 November 2006, regarding E.ON’s commitment to increase the Consideration of the Offer to at least €35 for each outstanding Endesa Security;

6. Compared the proposed financial terms of the Offer with the financial terms of certain other transactions that we deemed to be relevant;

7. Reviewed such other financial studies and analyses and taken into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

Merrill Lynch Capital Markets Españañ S.A., S.V.	Edificio Torre Picasso, planta 40 Plaza Pablo Ruia Picasso, 1 28020 Madrid	Tel: 34 91 514 30 00 Fax: 34 91 514 30 01

Reg.Mec, tomo 11062, gral, sección 8ª. Libro de Sociedades, folio 121, hoja nº M-174376. inscripción 1ª.- C.I.F. A81/479586
Inscrita en Registro de Sociedades de Valores de la Comisión Nacional del Mercado de Valores con el nº 161. (SOCIEDAD UNIPERSONAL)

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company nor have we evaluated the solvency or fair value of the Company under any laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that it has been reasonably prepared and reflects the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date of this letter. We are not expressing any opinion as to the prices at which the Endesa Securities will trade following the delivery of the opinion or consummation of the Offer.

We have acted as financial advisor to Endesa in connection with its consideration of the Offer pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, a portion of which is dependent on the outcome of the Offer and certain other contingencies, and Endesa has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We are currently acting as advisor to the Company in connection with the acquisition by the Company of Zespół Elektrowni Dolna Odra Spółka Akcyjna and have, in the past, provided financial advisory and financing services to the Company, E.ON and Gas Natural SDG, S.A. and/or their respective affiliates and may continue to do so in services unrelated to the Offer and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Endesa Securities and other securities of the Company, as well as the securities of E.ON, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company in its evaluation of the Offer and shall not be used for any other purpose. This opinion shall not, in whole or in part, be disclosed, reproduced, disseminated, quoted, summarised or referred to at any time, in any manner or for any purpose, nor shall any public references to Merrill Lynch Capital Markets España, S.A., S.V. or any of its affiliates be made by the Company or any of its affiliates, without the prior consent of Merrill Lynch Capital Markets España, S.A., S.V. , except that (i) a complete copy of this letter may be included in any communication to the shareholders of the Company, including any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and any Article 20 Recommendation Statement required to be filed with the CNMV in Spain, in each case with respect to the Offer, and (ii) references to our opinion, which are not a complete copy of this letter, may also be included in any communication sent to shareholders of the Company in connection with the Offer, subject to our prior approval, which shall not be unreasonably denied or withheld.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is inadequate, from a financial point of view, to the holders of the Endesa Securities.

Yours faithfully,

MERRILL LYNCH CAPITAL MARKETS ESPAÑA, S.A., S.V.